Mail Stop 3561

November 26, 2008

Mr. Keith Tanaka
Chief Financial Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Boulevard
Santa Monica, CA 90401

      Re: Conspiracy Entertainment Holdings, Inc.
             Item 4.02 Form 8-K
             Filed November 14, 2008
             File No. 000-32427

Dear Mr. Tanaka:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      Sincerely,

      William J. Kearns
      Staff Accountant